SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2018

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement in relation to appointment and change of important executive positions and proposed appointment of directors, dated July 20, 2018	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: July 20, 2018	By:	/s/ Yang Jie
	Name:	Yang Jie
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

APPOINTMENT AND CHANGE OF IMPORTANT EXECUTIVE POSITIONS

AND PROPOSED APPOINTMENT OF DIRECTORS

The board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”) announces that Madam Zhu Min (“Madam Zhu”) has been appointed as an Executive Vice President, the Chief Financial Officer and Secretary of the Board of the Company with effect from 20 July 2018. In addition, the Board will seek approval for the proposed appointment of Madam Zhu as an Executive Director of the Company from the shareholders of the Company, effective from the date of approval by the shareholders of the Company at an extraordinary general meeting to be convened. The above proposed appointment of director will be effective until the annual general meeting of the Company for the year 2019 to be held in year 2020.

Madam Zhu Min, age 53, is a senior accountant. Madam Zhu received a master degree in system engineering from the Faculty of Management Engineering at the Beijing Institute of Posts and Telecommunications and a doctorate degree in business administration from the Hong Kong Polytechnic University. Madam Zhu served as Managing Director of Finance Department of China Telecom (Hong Kong) Limited, Managing Director of Finance Department of China Mobile (Hong Kong) Group Limited, Deputy Chief Financial Officer and Managing Director of Finance Department of China Mobile Limited, Director General of Finance Department of China Mobile Communications Corporation, Deputy Chief Accountant and Director General of Finance Department of China Mobile Communications Group Co., Ltd. and Director of Shanghai Pudong Development Bank Co., Ltd.. She is currently the Chief Accountant of China Telecommunications Corporation. Madam Zhu has extensive experience in finance, management and the telecommunications industry.

The Board also announces that due to change in work arrangement, Mr. Ke Ruiwen (“Mr. Ke”), an Executive Director and Executive Vice President of the Company, has resigned from his position as a Joint Company Secretary of the Company with effect from 20 July 2018. The other positions held by Mr. Ke in the Company remain unchanged. Mr. Ke has confirmed that he has no disagreement with the Board and did not have any matters in relation to his resignation as a Joint Company Secretary that should be brought to the attention of the shareholders of the Company. Following Mr. Ke’s resignation as a Joint Company Secretary, Madam Wong Yuk Har, the other Joint Company Secretary of the Company, will remain as the Company Secretary of the Company and will continue to perform and discharge the duties of a company secretary as required under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

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The Board further announces that the Board will seek approval for the proposed appointment of Mr. Yeung Chi Wai, Jason (“Mr. Yeung”) as an Independent Non-Executive Director of the Company from the shareholders of the Company, effective from the date of approval by the shareholders of the Company at an extraordinary general meeting to be convened. The above proposed appointment of director will be effective until the annual general meeting of the Company for the year 2019 to be held in year 2020.

Mr. Yeung Chi Wai, Jason, age 63, is currently the Group Chief Compliance and Risk Management Officer of Fung Holdings (1937) Limited and its listed companies in Hong Kong, an Independent Non-Executive Director of Bank of Communications Co., Ltd. and a member of Hospital Authority Board of Hong Kong. He served as an Independent Non-Executive Director of AviChina Industry & Technology Company Limited. Mr. Yeung has extensive experience in handling legal, compliance and regulatory matters and previously worked in the Securities and Futures Commission of Hong Kong, law firms and enterprises practising corporate, commercial and securities laws. Mr. Yeung served as a Director and the General Counsel of China Everbright Limited and was also a partner of Woo, Kwan, Lee, & Lo.. He acted as the Board Secretary of BOC Hong Kong (Holdings) Limited from 2001 to 2011 and concurrently acted as the Board Secretary of Bank of China Limited from 2005 to 2008. He also served as the Deputy Chief Executive (Personal Banking) of Bank of China (Hong Kong) Limited from April 2011 to February 2015. Mr. Yeung received a bachelor degree in social sciences from the University of Hong Kong. He then graduated from The College of Law, United Kingdom and received a bachelor degree in law and a master degree in business administration from the University of Western Ontario, Canada.

Save as disclosed in this announcement, Madam Zhu and Mr. Yeung did not hold any directorship in any other listed companies nor take up any position in any group companies of the Company in the past three years, nor have any relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, Madam Zhu and Mr. Yeung do not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed herein, there is no other information relating to the proposed appointments of Madam Zhu and Mr. Yeung that should be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules nor any matters which need to be brought to the attention of the shareholders of the Company.

The proposed appointments of Madam Zhu and Mr. Yeung as an Executive Director and Independent Non-Executive Director of the Company, respectively will be submitted for approval by the shareholders of the Company at an extraordinary general meeting. Upon the appointments of Madam Zhu and Mr. Yeung as directors of the Company having been approved at the extraordinary general meeting, the Company will enter into service contracts with Madam Zhu and Mr. Yeung, respectively. The Board, after obtaining the authorisation at the extraordinary general meeting, will determine the remuneration of Madam Zhu and Mr. Yeung with reference to their duties, responsibilities, experience as well as the current market condition. A circular of extraordinary general meeting in relation to the proposed appointments will be despatched to the shareholders of the Company in due course.

By Order of the Board
China Telecom Corporation Limited
Yang Jie
Chairman and Chief Executive Officer

Beijing, China, 20 July 2018

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer); Mr. Ke Ruiwen, Mr. Gao Tongqing and Mr. Chen Zhongyue (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).

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